[redacted]

04016112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3/17/2004

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VF 3-18-04

SEC MAIL PROCESSING SECTION RECEIVED MAR 16 2004 WASH. D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/28/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hornor, Townsend and Kent, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road
(No. and Street)

Horsham, (City) PA (State) 19044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED APR 02 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, James Clay Luby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornor, Townsend & Kent, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Marianne C. Bechtel, Notary Public
Horsham Twp., Montgomery County
My Commission Expires Dec. 26, 2005
Member, Pennsylvania Association Of Notaries

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors
On Internal Control

Board of Directors
Hornor, Townsend & Kent, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Hornor, Townsend & Kent, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 16, 2004

HORNOR TOWNSEND, & KENT, INC.

2003 GAAP Financial Statements

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Hornor, Townsend & Kent, Inc.

We have audited the accompanying statements of financial condition of Hornor, Townsend & Kent, Inc. (the "Company") as of December 31, 2003 and December 27, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. as of December 31, 2003 and December 27, 2002, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Philadelphia, Pennsylvania
January 16, 2004

Hornor, Townsend & Kent, Inc.
Statements of Financial Condition

As of December 31, 2003 and December 27, 2002	2003	2002
ASSETS		
Cash and cash equivalents	$ 4,121,827	$ 3,234,922
Restricted cash - special reserve account	65,000	-
Equity securities, at fair value	6,720	-
Commissions receivable	773,628	409,182
Equipment and capitalized software, at cost (net of accumulated depreciation of $561,936 and $446,491, respectively)	357,898	218,541
Prepaid expenses and other assets	1,747,621	762,187
Deferred tax asset	328,061	186,786
Total Assets	$ **7,400,755**	$ **4,811,618**
LIABILITIES		
Commissions payable	$ 1,439,254	$ 732,331
Accounts payable and accrued expenses	1,427,490	1,538,509
Payable to affiliates	705,777	426,670
Total Liabilities	**3,572,521**	**2,697,510**
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value; 1,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	6,658,264	2,763,315
Accumulated deficit	(2,831,030)	(650,207)
Total Stockholder's Equity	**3,828,234**	**2,114,108**
Total Liabilities and Stockholder's Equity	$ **7,400,755**	$ **4,811,618**

The accompanying notes are an integral part of the financial statements.

Hornor, Townsend & Kent, Inc.
Statements of Operations

For the Fiscal Years Ended December 31, 2003 and December 27, 2002	2003	2002
REVENUES		
Income from sale of investment company shares	$ 15,538,687	$ 16,795,819
Income from sale of variable insurance products	8,142,450	8,636,905
Fees for account supervision, investment advisory, and administrative services	3,676,677	3,258,894
Security commissions	2,302,925	1,793,999
Other income related to the securities business	5,255,960	3,100,491
Net securities gains/(losses)	12,628	(28,893)
Interest income	17,990	49,976
Total Revenues	34,947,317	33,607,191
EXPENSES		
Registered representatives' compensation and benefits	28,002,969	27,221,467
Other employees' compensation and benefits	2,700,170	2,694,774
Consulting and service fees	2,695,912	1,416,619
Legal	1,871,712	690,272
Clearing fees	737,855	1,205,255
Communications	134,594	147,154
Occupancy and equipment costs	274,844	245,388
Promotional costs	304,453	361,334
Regulatory fees and expenses	972,541	641,250
Other	606,674	783,857
Total Expenses	38,301,724	35,407,370
Loss Before Income Taxes	**(3,354,407)**	**(1,800,179)**
Federal income taxes/(benefit):		
Current	(1,004,249)	(668,496)
Deferred	(169,335)	45,709
Income tax benefit	(1,173,584)	(622,787)
NET LOSS	**$ (2,180,823)**	**$ (1,177,392)**

The accompanying notes are an integral part of the financial statements.

Hornor, Townsend & Kent, Inc.
Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Surplus/ (Deficit)	Total Stockholder's Equity
Balance at December 28, 2001	$ 1,000	$ 2,763,315	$ 527,185	$ 3,291,500
Net loss for 2002	-	-	(1,177,392)	(1,177,392)
Balance at December 27, 2002	1,000	2,763,315	(650,207)	2,114,108
Contributions from parent	-	3,894,949	-	3,894,949
Net loss for 2003	-	-	(2,180,823)	(2,180,823)
Balance at December 31, 2003	**$ 1,000**	**$ 6,658,264**	**$ (2,831,030)**	**$ 3,828,234**

The accompanying notes are an integral part of the financial statements.

Hornor, Townsend & Kent, Inc.
Statements of Cash Flows

For the Fiscal Years Ended December 31, 2003 and December 27, 2002	2003	2002
Cash Flows from Operating Activities		
Net loss	$ (2,180,823)	$ (1,177,392)
Adjustments to reconcile net loss to net cash used in operations		
Depreciation	115,443	106,873
Increase in restricted cash	(65,000)	-
(Increase) decrease in commissions receivable	(364,446)	23,237
Increase in prepaid expenses and other assets	(985,434)	(292,600)
(Increase) decrease in deferred taxes	(141,275)	45,709
Increase (decrease) in commissions payable	706,923	(246,869)
Decrease in accounts payable and accrued expenses	(111,019)	(109,059)
Increase (decrease) in payable to affiliates	279,107	(450,933)
Proceeds from securities sold	141,260	-
Purchases of securities	(147,978)	-
Net cash used in operating activities	**(2,753,242)**	**(2,101,034)**
Cash Flows from Investing Activities		
Purchases of equipment and capitalized software	(254,802)	(141,849)
Net cash used in investing activities	**(254,802)**	**(141,849)**
Cash Flows from Financing Activities		
Contributions from parent	3,894,949	-
Net cash provided by financing activities	**3,894,949**	**-**
Net (decrease)/increase in cash and cash equivalents	**886,905**	**(2,242,883)**
Cash and cash equivalents		
Beginning of the year	3,234,922	5,477,805
End of the year	**$ 4,121,827**	**$ 3,234,922**
Supplemental cash flow disclosures		
Tax refunds received	$ 1,621,927	$ 372,688

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Independence Square Properties, LLP (ISP), a wholly owned subsidiary of The Penn Mutual Life Insurance Company (Penn Mutual). The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products. The Company's fiscal year end changed to December 31 beginning in 2003. In 2002, the Company's fiscal year ended on the last business day in the last full week of December. The Company intends to maintain a December 31 year end in future years.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt securities purchased with a maturity of 90 days or less.

Restricted Cash

Restricted Cash represents cash in a bank account established for the benefit of customers in accordance with section (k)(2)(i) of the Exchange Act Rule 15c-3-3. These funds were set aside to cover potential obligations to customers who may have been overcharged commissions due to possible breakpoint discounts that may not have been delivered.

Equipment

Equipment is recorded on an historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets.

Securities Transactions

Securities transactions and related commissions are recorded on a trade-date basis.

Federal Income Taxes

The Company files a consolidated federal income tax return with Penn Mutual. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

The Company had federal income tax payable to Penn Mutual of $259,051 at December 31, 2003 and federal income tax receivable from Penn Mutual of $330,567 at December 27, 2002. These amounts are included in payable to affiliates on the statements of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS:

Through February of 2003, clearance and execution services were provided to the Company under an agreement with Janney Montgomery Scott, LLP (JMS), an indirect wholly owned subsidiary of Penn Mutual. The Company paid JMS $103,231 and $920,061 for these services during 2003 and 2002, respectively. The commissions receivable at December 31,

2003 and December 27, 2002, includes $3,698 and $409,182, respectively, of commissions due from JMS, net of clearance and execution service fees.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. For 2003 and 2002 respectively, the total expenses incurred under this agreement were $1,837,000 and $813,231, respectively. The payable to affiliates balance includes $438,462 and $0 for these services as of December 31, 2003 and December 27, 2002, respectively.

The Company is currently participating in a system implementation project at Penn Mutual. These costs represent noncapitalizable maintenance fees. The Company has expensed $250,000 and $187,500 in 2003 and 2002, respectively, related to this project of which $0 and $63,000 remained payable to Penn Mutual as of December 31, 2003 and December 27, 2002, respectively. These amounts are included in payable to affiliates on the statements of financial condition.

3. CREDIT RISK:

In the event a customer of the Company is unable to fulfill its contracted obligations related to a security trade, the Company's clearing agent may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing agent on behalf of a customer of the Company is charged back to the Company.

In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company is charged back to the Company.

Cash equivalents and investments totaling $778,420 and $1,646,938 at December 31, 2003 and December 27, 2002, respectively, are held at Pershing.

4. INCOME TAXES:

The income tax benefit is comprised of the following:

	2003	2002
Current	$ (1,004,249)	$ (668,496)
Deferred (benefit)/provision	(169,335)	45,709
Income tax benefit	$ (1,173,584)	$ (622,787)

The Company had deferred tax assets of $328,061 and $186,786 at December 31, 2003 and December 27, 2002, respectively, and no deferred tax liabilities. Deferred tax assets result primarily from accrued expenses which are not currently deductible for income tax purposes.

5. EMPLOYEE BENEFIT PLAN:

The employees of the Company are covered under Penn Mutual's defined benefit retirement plan. Under this arrangement, the Company expensed $150,026 and $146,592 for the fiscal years ended December 31, 2003 and December 27, 2002, respectively, and owed $10,503 and $146,592 to Penn Mutual as of December 31, 2003 and December 27, 2002, respectively. Payments are made after the end of each calendar year.

6. COMMITMENTS AND CONTINGENCIES:

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2004.

At December 31, 2003, aggregate minimum rental commitments under all noncancelable leases in excess of one year were as follows:

2003	$	11,543
2004		2,503
2005		238
2006		-
2007		-
Thereafter		-
	$	14,284

In the normal course of its business, the Company is a defendant in various claims and legal actions arising principally from the activities of registered representatives of the Company. These actions have been considered by the Company in determining reserves necessary to cover probable liabilities. As of December 31, 2003 and December 27, 2002, the Company had accrued liabilities of $889,000 and $443,519, respectively, which represents its best estimate for probable losses in connection with these various legal actions. In the opinion of management, the ultimate disposition of pending litigation will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

The Company has established a liability for potential mutual fund breakpoint refunds to customers in the amount of $65,000 as of December 31, 2003. This amount represents the Company's best estimate of probable refunds in connection with possible overcharges on large mutual fund purchases by its customers. In the opinion of management, the ultimate impact of these refunds will not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,356,771, which was $1,106,771 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.63 to 1.

Hornor, Townsend & Kent, Inc.
Schedule I
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Computation of Net Capital

1. Total stockholder's equity from statement of financial condtion			$	3,828,234
2. Deduct: Stockholder's equity not allowable for net capital				-
3. Total stockholder's equity qualified for net capital				3,828,234
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-
B. Other (deductions) or allowable credits				(49,609)
5. Total capital and allowable subordinated liabilities			$	3,778,625
6. Deductions and/or charges:				
A. Total nonallowable assets from statement of financial condition				
(1) Deferred tax asset	$	(328,061)		
(2) Equipment at cost		(357,898)		
(3) Prepaid expenses and other assets		(1,734,887)		(2,420,846)
B. Other (deductions) or charges				-
7. Other additions and/or credits				-
8. Net capital before haircuts on securities positions				1,357,779
9. Haircuts on securities				(1,008)
10. Net capital			$	1,356,771

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of line 19)	$	238,168
12. Minimum dollar net capital requirement	$	250,000
13. Net capital requirement (greater of line 11 or 12)	$	250,000
14. Excess net capital (line 10 less line 13)	$	1,106,771
15. Excess net capital at 1,000% (line 10 less 10% of line 19)	$	999,519

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from statement of financial condition	$	3,572,521
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1)(c)(1)(vii)		-
19. Total aggregate indebtedness	$	3,572,521
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		263%

Statement Pursuant to Rule 17a-5(d)(4)

The above computation does not materially differ from the corresponding computation of net capital under Rule 15c3-1 as of December 31, 2003, filed by Hornor, Townsend & Kent, Inc., as part of the Company's unaudited Focus Part IIA as of the same date with the National Association of Securities Dealers.

HORNOR, TOWNSEND & KENT, INC.
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2003

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	Schedule I
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts[1]	N/A

[1] The Company meets the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and therefore is not required to file this schedule.

Report of Independent Auditors
On Internal Control

Board of Directors
Hornor, Townsend & Kent, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Hornor, Townsend & Kent, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 16, 2004